

US Dollars: "The Cleanest of the Dirty Shirts"

Published: 9 hours ago

By: Axel Merk

President and Chief Investment Officer, *Merk Investments, LLC*

MORE ON: CURRENCY

Play Interview

Axel Merk shares his insights on the risks and rewards of ultra-accommodative monetary policy around the world. Here, the manager of the Merk Funds, offers a unique perspective on the state of the gold and currency markets.

Steve Halpern: Joining us today is Axel Merk, President of Merk Investments and manager of the Merk Funds. How are you doing today, Axel?

Axel Merk: Very well, thank you.

Steve Halpern: Now, you recently wrote a fascinating article on the ultra-accommodative monetary policy environment and you questioned whether this was "mission accomplished or potentially a ticking time bomb" Could you expand on that?

Axel Merk: Well, I guess it says what it says. I mean we went out and asked at the beginning of the financial crisis, or the outbreak of the financial crisis and some of the policy makers are saying, "Oh, if we didn't have those ultra-monitor sure, ultra-low monitor policy, we would be worse off."

And I have an abundance of criticism, but one of the things that I'm critical of is that we're causing all kinds of distortions and most notably, we have kept institutions of load and I'm thinking on the more extreme side of some European banks, but also in general.

Businesses that should have gone out of business, that should have, even if they don't go out of business, should cut employment, were able to keep that employment, those employees because of those low interest rates and had we had more appropriate interest rates, those folks would've been let go and then they could have been working for more productive businesses.

We have pretty much interrupted the kind of the creative destructionism and you can argue that in 2008, maybe that was the right thing to do, to save the system as a whole, but by dragging this on and on and on, global productivity is low.

It means we don't get any real growth and we have to keep interest rates low. In the meantime, people are upset and voting with their feet for more popular politicians the world over and that's why I'm saying. That, of course, we've raised asset prices to the stratosphere and that's why I'm saying this might be a ticking time bomb.

Steve Halpern: Now you've long been known as one of the market's leading experts on gold. In fact, at gold's low prices early in the year, we spoke and you advised our listeners to begin building all long-term positions in gold. Now it's gone up a lot since then. Are you still bullish on the metal?

Axel Merk: I'm bullish on the metal long-term. I don't have a crystal ball, what it's going to do tomorrow. Gold ultimately is a brick. It doesn't do anything and the "not doing anything" looks quite attractive, if the alternatives don't look so great and the key competitor is cash.

Cash paying a real rate of return, so if you can put money in the bank and get a decent return on that cash, then gold is not attractive, but when your environment where real interest rates, meaning interest rates net of inflation are low to negative, then maybe suddenly that brick doesn't look so bad.

We've been told for years that the fed is on its way for a "exit" and that has caused distortion in the market itself because the market was manipulated by all this talk and now reality is sinking in that they can't do as much.

 If you look in the medium to long-term, I don't think we can afford positive real interest rates in the US, in Europe, in Japan and so in the long-run, I think there's a case to be made for gold.

And one of the key reasons for that is that governments, the world over, have made too many promises to its citizens and that does not align interests of the savers of investors with those of governments. Governments have an incentive to debase the value of their debt, where as a saver, of course, you want to get a return on the investments.

When you as a saver are buying those bonds or buying the debt issued by somebody else, you want to get a good return on that and that might not be happening when the governments are not playing along, when they have other interests than you have. From that point of view, gold is interesting.

And then of course from a price point of view, the price of gold has a very low correlation to that of equities, so if you think that equities don't always go up, then having something with a low correlation might also be attractive.

The two key ingredients -- low correlation and expected positive returns -- I believe are meant for gold and that's why investors might want to have a look at it.

Steve Halpern: Now you also actively follow and invest in currency markets, an area that's been particularly volatile lately. What's your outlook for the US dollar and are there any other currencies that you would find particularly attractive now?

Axel Merk: Attractive in currencies these days might be a little bit of an oxymoron. Again, what happened in recent years, we've been told the US is going to hike rates, so we have the cleanest of the dirty shirts.

Indeed the dollar had soared quite a bit until the end of last year and what I've been telling people is that a currency, the dollar in particular, might be going up on rate hike expectations, but when rates actually go up, that doesn't mean that the currency continues to move higher and indeed that's exactly what's been happening.

After we had the first rate hike, ever since then, the dollar has not moved higher. It has not been able to make new highs. Now with some exceptions, we do have to differentiate between the major currencies, those are the free-floating currencies, like the Euro, the Yen, the Australian dollar, for example, and emerging markets currency.

Emerging market currencies are really liquidity plays. When times are good money flows through those markets. When times are bad, money gets sucked out of these markets and so emerging markets, if your bullish on risk assets on equities you might as well be bullish on emerging markets.

But if you want to know what is happening, what the base is, you've got to look at the major currencies and the dollar, in my view, has gone beyond its peak.

One thing that's very different from the past is that you now have these ultra-low rates in the Euro zone and that really puts many things upside down and the reason it puts things upside down is because the Euro has become what's called the funding currency, meaning that when people borrow money, they like borrowing in Euros and with that, they buy what's called risk assets.

They would borrow money in Euros to buy whatever they fancy because they think they're going to make money on it, which is great when times are good, but then when times are bad, when the S and P when the market comes down, you've got to buy back the Euros because you've got to pay back those loans.

And so that means that the dollar has been rising on a stronger dollar. It has been rising on the rising equity market and it might be falling when equity prices come down and so some of those dynamics are upside down now.

You ask me if I like anything, well during the "Brexit" phase or the vote or leading up to the vote, money was moving further and further away from the UK. The further away it was, the better it was, so one of the currencies had been benefiting or two of them were the Australian dollar and New Zealand dollar, for example.

So what we are waiting for is that we get a little bit of a pullback there because then those currencies might become more attractive as we get policies to support global markets because people are worried about the Brexit fall and then so forth. There's opportunities out there, but attractive is a very relative word these days.

Steve Halpern: Now before we go, can you give our listeners a brief overview of the various Merk Funds that are available for them to consider?

Axel Merk: Well, sure. We have two mutual funds and an exchange traded fund in the market these days. We have a directional fund, a manager-driven fund, the **Merk Hard Currency Fund** (MERKX) that buys a managed basket of currency versus the dollar.

The fund has done what it's supposed to be doing, has done quite okay relative to its mandate, but because the dollar had been rising, that fund has been losing money and so this is really a fund that you may want to embrace if you think that the dollar might come down from here.

Then we have the **Merk Absolute Return Currency Fund** (MABFX) and that is a fund that is far more tactical. It is agnostic towards the dollar and is trying to take advantage of differential moves between different currencies and the key goal of that fund is really to generate absolute returns in the medium term.

Keep in mind that the returns one generates are almost certainly not correlated to other investments because when you go say long the Australian dollar and short the New Zealand dollar or long to Swedish kronas, short to Euros, − the returns you generate are not correlated to anything else.

And thirdly, we have an exchange traded fund, the **VanEck Merk Gold Trust** (OUNZ). That's a physical gold trust that competes with the other physical gold trusts out there.

The key difference is the London bars we hold in London are deliverable, so investors have the optionality that if they wanted to take delivery of the gold, they can do it. And it's not just a theoretical feature. We've done it.

One nice feature about it is it's a US trust that one buys. It tracks the price of gold, but as a trust, you have a prorated ownership of the gold, so when you take delivery of the gold, it is in itself not a taxable event because you already owned the gold. You just say hey, send it to my home. We think it's a better product than the other gold vehicles out there and I encourage investors to have a look at OUNZ.

Steve Halpern: Again, our guest is Axel Merk, President of Merk Investments. Thank you so much for your time today.

Axel Merk: My pleasure.

By Axel Merk, President of Merk Investments

Tickers Mentioned: Tickers: MERKX, MABFX, OUNZ

FREE e-Letter

Post a Comment



Related Videos on CURRENCY



A Weaker Dollar Helps Emerging Markets (3:09)



What's Next for the US Dollar, Euro, and Currency Wars (23:34)



What's Next for the US Dollar, Euro, and Currency Wars (27:10)

More CURRENCY Videos



Press Center   FAQ

Advertise   About Us